

Mail Stop 4631

March 4, 2011

via U.S. mail and facsimile

Howard Brecher, Acting Chief Executive Officer
Value Line, Inc.
220 East 42nd Street
New York, New York 10017-5891

> **RE: Value Line, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **Filed July 16, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 6, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended July 31, 2010 and**
> **October 31, 2010**
> **File No. 0-11306**

Dear Mr. Brecher:

        We have reviewed your response letter dated February 18, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2010

Legal Proceedings, page 15

1. We note your revised disclosure provided in response to comment 2 in our letter dated February 4, 2011. In particular, we note that such disclosure continues to omit certain details, including a description of the factual basis underlying the SEC settlement. In future filings, please revise your disclosure to provide a detailed description of the facts and findings of the Securities and Exchange Commission so

that an investor has a materially complete description of the alleged activities that resulted in your settlement with the SEC. Please show us in your supplemental response what the revised disclosure will look like.

Note 14 – Legal Proceedings, page 52

2. We note the additional disclosures you intend to provide investors in future filings in response to comment 19 in our letter dated February 4, 2011. Please revise your draft disclosure regarding the nature of the SEC investigation to provide investors with the complete description of the SEC findings. Please refer to the Summary section of Administrative Proceedings Release No. 33-9081 dated November 4, 2009.

3. With regards to the third bullet point of comment 19 in our letter dated February 4, 2011, we understand that you do not wish to speculate as to the effects in the event a court were to find that you were not in compliance with the SEC Settlement. As such, please provide a risk factor in your fiscal year 2011 Form 10-K that notifies investors there is a risk that the restructuring transactions completed to comply with the SEC Settlement may not fully comply with the SEC Settlement terms, which may have negative consequences to your consolidated financial statements.

Definitive Proxy Statement on Schedule 14A Filed August 6, 2010

Corporate Governance, page 3

4. We note your response to comment 22 in our letter dated February 4, 2011; however we reissue the comment. Please supplementally advise us of the basis for your conclusion that your compensation policies and practices are not reasonably likely to have a material adverse affect, and describe for us the process you undertook to reach that conclusion.

Nominee, Age as of June 30, 2010 and Principal Occupation, page 6

5. We note your response and revised disclosure provided in response to comment 23 in our letter dated February 4, 2011. However, your revised disclosure includes only the general biographies of the directors and nominees, but does not include a discussion of the specific experience, qualifications, attributes or skills of all directors and nominees on a director-by-director basis. We note that you have included such a discussion as part of your response to comment 15. Please confirm that you will include a discussion of the specific experience, qualifications, attributes or skills of all directors and nominees in your future definitive proxy statements on Schedule 14A. See Item 401(e) of Regulation S-K and Item 7(b) of Schedule 14A.

Compensation Discussion and Analysis, page 11

6. We note your response to comment 25 in our letter dated February 4, 2011; however we reissue the comment in part. In particular, with a view toward future filings, please provide us with draft disclosure addressing the following:

    - The items listed in Item 402(b) of Regulation S-K, including, but not limited to, the objectives of your compensation program; what the compensation program is designed to reward, why you chose to pay each element, and how each compensation element and your decisions regarding such element fit into your overall compensation objectives and affect decisions regarding other elements;

    - How you set the base salaries for named executive officers aside from Mr. Brecher, including how you "take into account the compensation policies of similar companies." Although we understand that you do not adhere to fixed formulas or numerical criteria, your disclosure should provide a materially complete discussion of how you determined the amount to be paid; and

    - The specific goals, evaluation techniques, individual contributions, department achievements and performance of the company as a whole that you evaluated to determine the amount of the bonus payments for each named executive officer.

Form 10-Q for the Fiscal Quarter Ended October 31, 2010

Note 9 – Legal Proceedings & Restructuring, page 15

7. We note the draft disclosure you intend to include in future filings in response to comment 28 in our letter dated February 4, 2011. As part of your discussion of the restructuring of the capital structure of EULAV Asset Management Trust (EAM), please disclose the percentage ownership of EAM's overall equity held by you and also by the holders' of the voting profits interest. This disclosure will allow investors to better understand your interest as compared to the shareholders' interest in EAM. Also, we note your reference to the holders of the voting profits interest as shareholders. Please clarify whether Value Line, Inc. is also considered a shareholder of EAM.

Note 10 – Pro Forma Combined Financial Data, page 16

8. As part of your response to comment 28 in our letter dated February 4, 2011, you note that as a result of the restructuring, you will no longer control EAM based on the definition of control in the 1940 Act. Please clarify for us and your disclosure in future filings that you evaluated consolidation of EAM for financial statement purposes based on the US GAAP definition of control in accordance with US GAAP.

In this regard, it appears as though there are some differences in the definition, including the corresponding guidance in US GAAP.

9. When note from your response to comment 30 in our letter dated February 4, 2011, that you deconsolidated EAM in accordance with the guidance in ASC 810-10-40 based on your conclusion that you lost control of EAM. Please provide us with a comprehensive explanation as to how you arrived at this conclusion considering all of the rights you have under the Trust document and any other agreements related to the restructuring activities. Please ensure that your explanation provides specific references to the accounting literature that supports your analysis. In your analysis, please also address the following items noted that may suggest control has been maintained other than through voting interests, as contemplated in ASC 810-10-15-8:

- The Shareholders of EAM were selected by your independent directors. The Shareholder with the largest interest in the residual profits of EAM was your CFO just prior to the restructuring transaction completion. These Shareholders hold 100% of the voting securities of EAM and have the right to elect the five trustees of EAM. When addressing this item, please also tell us:
  - Who delegated the day-to-day management of EAM to Mr. Appel?
  - When Mr. Sirota resigned as a trustee, did he retain ownership of the 20% voting securities and 1.25% residual profit interest granted to him? If not, who has the right and/or will designate a new holder of these interests? Please ensure your response addresses what happens to the Shareholders' voting and profit interests in the event any one of the five Shareholders are to resign from their trustee position and/or their management position (i.e., what happens to the voting securities and residual profit interest held by Mr. Appel, if he decides to resign as a trustee and/or as the senior executive responsible for the day-to-day management of EAM).

- You have the following consent rights for the following areas:
  - EAM paying compensation in excess of the mandated limit
  - EAM making material changes to tax or accounting policies
  - EAM making material borrowings
  - EAM entering into related party transactions
  - Proposed sale of all or a significant part of EAM
  - EAM making material acquisitions
  - EAM entering into other business lines
  - EAM declaring bankruptcy

  Some of these consent rights appear to be substantive participating rights, which should be considered when determining control. Please refer to the guidance in

      ASC 810-10-25 and ASC 810-10-55 (EITF 96-16) and ASC 810-20-25 and ASC 810-20-55 (EITF 04-5) when assessing your consent rights in terms of substantive participating rights versus protective rights.

- EAM's right to use of the Value Line name includes restrictions, such as EAM not being allowed to alter its investment objectives or fundamental policies.

- You hold the right to receive 41% to 55% of non-distribution fee revenues earned by EAM and 50% of the residual profits of EAM. Further, in a disposition of EAM of its business, you will receive 80% of any amounts between $56.1 million and $112.2 million. When addressing this item, please tell us whether you are also required to absorb any losses incurred by EAM.

- If Arnold Bernhard & Co. is no longer controlled by Jean Bernhard Buttner and/or if Arnold Bernhard & Co. reduces its ownership interest in you to less than 5%, you have the right to acquire the Voting Profits Interests at fair market value. We assume this means that the voting shareholders are obligated to sell their interests in such an event. Please advise.

10. Please provide us with an unredacted copy of the Trust document to allow us to better understand your assessment of the terms of the agreement and your accounting for the restructuring transaction. Please also provide us with any other agreements that were entered into at the same time as the Trust document or in proximity to the Trust document that relate to the restructuring transaction. Examples of other documents entered into may relate to your granting of your interests in EAM to the Shareholders for no consideration; the terms associated with Mr. Appel's resignation; consent to EAM using the Value Line name; and the occupation of a portion of the premises that you lease from a third party until June 1, 2011. Please note that this is not an exhaustive list of other possible agreements that may have been entered into in connection with the restructuring transaction.

Notwithstanding our concerns raised above concerning your control of EAM under the SEC settlement agreement and under US GAAP, please address the following comments assuming that your determination is correct.

11. We note in your response to comment 31 in our letter dated February 4, 2011 that you intend to account for the asset, Investment in EAM Trust, using the cost method of accounting. ASC 325-20-15-2 states that the guidance relates to "circumstances in which the cost method is to be used to account for investments in voting stock…" Please explain to us how you determined your nonvoting interest in EAM should be accounted for under the cost method based on this guidance as to the scope of the cost method.

12. We note your responses to comments 30 and 31 in our letter dated February 4, 2011, regarding the calculation of the gain recognized when you deconsolidated EAM and your estimate of the fair value of your interest in EAM on the day you determined that you lost control. Please provide us with a comprehensive discussion for each of the methods used by the third party valuation firm to estimate the fair value your remaining interest in EAM.

- Please provide us with the calculations prepared for each method and a detailed explanation as to why each of the material assumptions is reasonable. In this regard, it appears as though you may have included the cash flows associated with your revenue interest in estimating the fair value of your interest in EAM for the income approach. If this is correct, it is unclear why this would be appropriate. Please demonstrate for us why a market participant would include cash flows associated with revenues without the corresponding expenses.

- Please demonstrate how you weighted each of the estimated fair values from the three methods used and how you determined the weighting is reasonable.

Please ensure that your estimates of fair value comply with the guidance in ASC 820-10-30, ASC 820-10-35, and ASC 820-10-55.

13. We note from your response to comment 28 in our letter dated February 4, 2011 that new investment advisory agreements were entered into with each Fund. Please tell us whether you provided any guarantees as it relates to the Funds and/or the new investment advisory agreements. Please also tell us whether you have agreed to guarantee any other aspect of EAM's operations, including but not limited to future debt agreements. To the extent that you have provided and/or may provide in the future any guarantees on EAM's behalf, please explain to us how you have accounted for these guarantees. Please refer to the guidance in ASC 810-10-S99-5.

14. We note your response to comment 32 in our letter dated February 4, 2011. It is unclear how you determined that the interest in EAM given to Mr. Appel by you is not your compensation expense. Please provide us with a more comprehensive explanation as to how you determined the grant of your interest in EAM is for future services to be provided to EAM by Mr. Appel. As part of your explanation, please address the fact that the grant was made by you and not by EAM. Please also provide us with additional terms of the grant to Mr. Appel, such as any service, performance or market conditions that are to be met before Mr. Appel holds both interests unconditionally. As part of your discussion of the terms of the grant, please explain whether Mr. Appel has the ability to sell his voting security interest in EAM and/or his profit interest in EAM. In addition to the guidance in ASC 718, please also refer to the guidance in ASC 712.

15. We note your response to comment 33 in our letter dated February 4, 2011. Specifically, we note that it is your position that the cash to be received from your right to a certain percentage of EAM's revenues and profit is revenue because (a) you have a contractual right to the cash flows, and (b) the revenue stream that will generate the cash flow to be received from EAM is from the same customers that provided the revenue stream prior to the deconsolidation. It remains unclear how these two points support your position that these cash flows meet the definition of revenues subsequent to your determination that you lost control of EAM. Please either confirm that you will present these cash flows below operating income or provide us with a comprehensive explanation as to how these cash flows meet the definition of revenue for you. Please refer to the Master Glossary of the ASC and ASC 225-10-S99-2 for guidance.

16. We note your response to comment 34 in our letter dated February 4, 2011. It remains unclear to us how you determined that EAM will be able to make the quarterly cash payments related to your revenue interest and profit interest. Based on the pro forma information included in your second quarter of fiscal year 2011 Form 10-Q, you will potentially receive ~$8 million in cash from EAM annually. Based on the pro forma information provided, EAM has ~$7 million in cash at the date you determined you lost control. Please provide us with a more comprehensive explanation as to how you determined that EAM will be able to make the quarterly cash payments. Please provide investors with a similar explanation about your assessment in future filings.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at (202) 551-3442, or in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief